Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2009
(millions)
Operating Revenue	$7,269

Operating Expenses	5,664

Income from operations	1,605

Other income	52

Interest and related charges	317

Income before income tax expense	1,340

Income tax expense	495

Net Income	845

Preferred dividends	16

Balance available for common stock	$829